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VIA EDGAR
Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628
Re:	CNA Surety Corporation Schedule 14D-9 Filed May 11, 2011 File No. 5-51709 Schedules 14D-9/A filed May 16 & 17, 2011 File No. 5-51709

Schedule 13e-3 filed by CNA Surety Corporation, Surety Acquisition Corporation, Continental Casualty Company, The Continental Corporation, and Loews Corporation File No. 5-51709
Dear Ms. Duru:
     On behalf of CNA Surety Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 3 (the “Amendment”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”).
     This letter also responds to the May 20, 2011 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Schedule 14D-9. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page numbers of the Schedule 14D-9 next to the comment. The Amendment also contains additional disclosure that the Company agreed to provide pursuant to the MOU in the CapGrowth Action. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Schedule 14D-9.
Recommendation of the Special Committee and Board of Directors, page 7
1. Please clarify to whom you are addressing the fairness determination. Revise all the disclosures regarding fairness of the transaction throughout the document to address fairness to unaffiliated shareholders. See Question and Answer #19 in Exchange Act Release No. 34-17719.
Response: The Company has revised the disclosure to clarify that the Special Committee of the Board of Directors (the “Special Committee”) determined the Offer is fair to the unaffiliated stockholders of the Company. Please see items 2, 3, 4, 15 and 18 of the Amendment.
2. Please clarify further why the filing party decided to accept the proposal by CNA Financial and undertake the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.
Response: The Company respectfully refers the Staff to the Company’s response to the Staff’s third comment below and the disclosure located under the heading Item 4—The Solicitation or Recommendation—Reasons for the Recommendation by the Special Committee—Supportive Factors on pages 17 through 20 of the Schedule 14D-9, which delineates the reasons that the Special Committee, on behalf of the Company, (i) decided to accept the proposal by CNA Financial and (ii) determined to undertake the going private transaction at this time.
3. Refer to Item 1014(b) of Regulation M-A. Please clarify whether the Board independently addressed each of the factors identified in Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A. Note that if the Board has based its fairness determination on the analysis and discussion of factors undertaken by others, such as the special committee or financial advisor, the Board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. To the extent the Board did not adopt another person’s analysis and discussion, or such other analysis and discussion does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. See Question & Answer No. 20 in Exchange Act Release No. 17719 (April 13, 1981).
Response: As discussed with the Staff, the Company respectfully submits that the Company’s Board of Directors (the “Company Board”), as permitted by Article III, Section 3 of the Amended By-Laws of the Company, delegated to the Special Committee the exclusive authority (i) to determine on behalf of the Company Board whether a proposed transaction with CNA Financial was advisable, fair to and in the best interests of, the Company and the unaffiliated stockholders, (ii) to review, evaluate and make recommendations to the unaffiliated stockholders of the Company with respect to the Offer and (iii) to take any and all action the Special Committee deems necessary or appropriate in furtherance of the Special Committee’s purpose, which includes the authority to make required filings with the Commission, including the Schedule 14D-9 and the Schedule 13E-3 pursuant to Rules 14d-9 and 13e-3, respectively, promulgated under the Securities Exchange Act of 1934, as amended. Thus, in making its determination as to fairness, and in making its recommendation and filings with the Commission, the Special Committee was acting on behalf of the Company Board and the Company. The Company has revised the disclosure to clarify that the Special Committee’s recommendation and filings with the Commission were made on behalf of the Company and to add additional disclosure regarding the Company Board’s delegation of authority and its decision to approve the Merger Agreement as required pursuant to Section 251 of the DGCL. Please see items 1, 4 and 15 of the Amendment.
Background of the Offer, page 8
4. Please provide further disclosure in this section of material items discussed related to (i) the Milliman Report and/or (ii) discussions that occurred between the financial advisors and/or the Special Committee and CNA Financial on March 29, 2011 after the Special Committee proposed to Mr. Mense an offer price of $27.79 per share.
Response: The Company has supplemented the disclosure regarding the Special Committee’s view regarding its loss ratio assumptions and the communication of this view to Mr. Mense. Please see item 13 of the Amendment. The Company respectfully advises the Staff that the Company has confirmed that the Schedule 14D-9 otherwise discloses all material items discussed relating to (i) the Milliman Report and (ii) the discussions that occurred between the financial advisors and/or the Special Committee and CNA Financial on March 29, 2011 after the Special Committee proposed to Mr. Mense an offer price of $27.79 per share have been disclosed in the Schedule 14D-9.
     Attached hereto as Exhibit A is the written acknowledgement request by the staff.
     If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-7666 or by fax at (312) 993-9767.
Very truly yours,
/s/ Mark D. Gerstein
Mark D. Gerstein
of LATHAM & WATKINS LLP
cc:	Rosemary Quinn, CNA Surety Corporation Gary I. Horowitz, Simpson Thacher & Bartlett LLP Timothy P. FitzSimons, Latham & Watkins LLP

EXHIBIT A
ACKNOWLEDGEMENT
     The undersigned acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CNA SURETY CORPORATION

By:	/s/ Rosemary Quinn
	Name:	Rosemary Quinn
	Title:	Senior Vice President, General Counsel and Secretary